UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
 SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

 INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Appointment of Mr. Raviv Zoller as ICL's CEO

Item 1

Appointment of Mr. Raviv Zoller as ICL's CEO

Pursuant to the Company’s announcement dated February 14, 2018 (Ref. no. 2018-02-012396), regarding the recommendation of the search committee concerning the appointment of the Company’s future CEO, the Company hereby reports that on February 25, 2018, ICL's Board of Directors has resolved, after discussing the recommendation of the search committee headed by the Company’s Chairman of the Board, Mr. Johanan Locker, to appoint Mr. Raviv Zoller as Chief Executive Officer of the Company. The date of Mr. Zoller’s assumption of office has yet to be determined.

The Company will act to convene a General Meeting of shareholders in the near future for the approval of the terms of office and employment of the new CEO, Mr. Zoller.

ICL's Chairman of the Board, Mr. Locker, and the members of the Board, express their thanks to Mr. Asher Grinbaum for his many years of contribution to the Company and for his accomplishments as the Acting CEO of ICL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: February 26, 2018